CUSIP No. 760981100	13D	Page 1 of 9

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Restoration Hardware, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

760981100

(CUSIP Number)

Gary G. Friedman

Restoration Hardware, Inc.

15 Koch Road, Suite J

Corte Madera, CA 94925

Tel: (415) 924-1005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAME OF REPORTING PERSONS Gary G. Friedman, an individual residing in California (“Mr. Friedman”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: SC, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 3,529,917*
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 3,529,917*
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,529,917*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.9%
14.	TYPE OF REPORTING PERSON* IN

*	Includes 100,000 shares held by the reporting person through an individual retirement account and 125,698 shares held by the spouse of reporting person.

CUSIP No. 760981100	13D	Page 3 of 9

This Amendment No. 1 amends and supplements the Schedule 13D originally filed by the reporting person with the Securities and Exchange Commission (the “SEC”) on April 3, 2001 (the “Original Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 1.	Security and Issuer.

The response set forth in Item 1 of the Original Schedule 13D is hereby amended by deleting the text of Item 1 in its entirety and replacing it with the following:

This Schedule 13D relates to the common stock, par value $0.0001 (“Shares” or “Common Stock”), of Restoration Hardware, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 15 Koch Road, Suite J, Corte Madera, CA 94925.

Item 2.	Identity and Background.

The response set forth in Item 2 of the Original Schedule 13D is hereby amended by adding the following text immediately after the first paragraph of Item 2:

Mr. Friedman is also the President and Chairman of the Board of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Original Schedule 13D is hereby amended by deleting the text of Item 3 in its entirety and replacing it with the following:

Mr. Friedman beneficially owns 3,529,917 Shares of the Issuer (the “Securities”), of which 2,579,917 Shares represent shares of Common Stock owned directly or indirectly by Mr. Friedman and acquired with personal funds and by way of a note (described more fully below) of approximately $5.1 million and the remaining 950,000 Shares represent options to purchase Shares exercisable by Mr. Friedman within 60 days of the date hereof. The options were issued to Mr. Friedman as part of his employment with the Issuer. Of the Securities, Mr. Friedman purchased 1,771,429 Shares in March 2001 with personal funds and by way of a Note Secured by Stock by Mr. Friedman in favor of the Issuer (the “Note”), which Note was in the original principal amount of $2,050,000.00 and was secured by such Shares and 455 shares of Series A Preferred Stock of the Issuer and 545 shares of Series B Preferred Stock of the Issuer pursuant to a Stock Pledge Agreement between the Issuer and Mr. Friedman. The Note subsequently was paid off in full by Mr. Friedman and is no longer outstanding. All outstanding shares of Series B Preferred Stock converted into Series A Preferred Stock in 2001 and, in 2005, all then outstanding shares of Series A Preferred Stock were converted into Common Stock of the Issuer.

Information set forth in Item 4 of this Schedule 13D is hereby incorporated in this Item 3 by reference.

CUSIP No. 760981100	13D	Page 4 of 9

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Original Schedule 13D is hereby amended by deleting the text of Item 4 in its entirety and replacing it with the following:

Mr. Friedman acquired the Securities from the Issuer or in the open market for general investment purposes. Mr. Friedman does not currently have any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, except as otherwise set forth herein.

The Issuer is a party to that certain Agreement and Plan of Merger, dated as of November 8, 2007 (the “Merger Agreement”), with Home Holdings, LLC, a Delaware limited liability company (“Parent”), and Home Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Parent and Merger Sub are affiliates of Catterton Partners.

Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer as the surviving corporation of the merger (the “Merger”). In the Merger, each share of Common Stock of the Issuer, other than those held by the Issuer, any subsidiary of the Issuer, Parent, or Merger Sub, and other than those Shares with respect to which dissenters rights are properly exercised, will be cancelled and converted into the right to receive $6.70 per share in cash (the “Merger Consideration”). Except as otherwise provided in the Merger Agreement, all outstanding options to acquire shares of Common Stock, whether vested or unvested, will at the effective time of the Merger be cancelled and holders of such options will receive an amount in cash, without interest and less any required withholding taxes, equal to the excess, if any, of the Merger Consideration over the exercise price per share for each share subject to the option. Except for non-employee director restricted stock units which fully vest and will be cashed out at closing and other restricted stock units which vest in full immediately prior to the effective time of the Merger, each restricted stock unit of the Issuer which is outstanding and unvested as of the effective time of the Merger will either be assumed with a comparable equity award of Parent or replaced with a cash incentive program of the Issuer, which in either case preserves the compensation element of such restricted stock units existing at the effective time of the Merger. The cash incentive program will provide for subsequent payout in cash on each subsequent vesting date of an amount equal to the Merger Consideration (or, if the restricted stock unit provides for payments to the extent the value of such shares exceed a specified reference price, the amount, if any, by which the value of the Merger Consideration exceeds such reference price).

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Following the consummation of the Merger, the Issuer will be a wholly owned subsidiary of Parent and its shares of Common Stock will be delisted from The Nasdaq Global Market and will become eligible for deregistration under Section 12(g)(4) of the Act. Pursuant to the terms of the Merger Agreement, the board of directors of Merger Sub at the effective time of the Merger will become the board of directors of the Issuer and the officers of the Issuer will continue as its officers. Also at the effective time of the Merger, the certificate of incorporation and bylaws of the Issuer will be amended and restated as provided in the Merger Agreement.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including customary closing conditions, obtaining certain regulatory approvals and approval of the existing stockholders of the Issuer.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

Concurrently with the execution of the Merger Agreement, Mr. Friedman entered into a rollover agreement (the “Rollover Agreement”) with Parent pursuant to which he agreed to contribute, immediately prior to the effective time of the Merger, 1,000,000 Shares to Parent in exchange for a pro rata equity interest in Parent. Each of Glenhill Advisors, Palo Alto Investors, and Reservoir Capital entered into similar rollover agreements with Parent pursuant to which they each will contribute Shares in exchange for a pro rata equity interest in Parent. The obligations of Mr. Friedman pursuant to the Rollover Agreement is subject to the satisfaction or waiver of certain conditions, as set forth in the Rollover Agreement. The Issuer is an express third party beneficiary to the Rollover Agreement. The foregoing description of Mr. Friedman’s Rollover Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such Rollover Agreement, which is attached as Exhibit D hereto and incorporated by reference herein. Notwithstanding the terms of Mr. Friedman’s Rollover Agreement, Mr. Friedman may determine, prior to the Merger, to increase the number of Shares he contributes to Parent in exchange for a pro rata equity interest in Parent. Such action shall be subject to any terms and conditions negotiated and agreed between Mr. Friedman and Parent.

CUSIP No. 760981100	13D	Page 6 of 9

In connection with the Merger Agreement, Mr. Friedman entered into a separate stockholder voting agreement (the “Stockholder Voting Agreement”) with the Issuer pursuant to which, among other things, he has agreed to vote for and support the Merger with Parent. Pursuant to the Stockholder Voting Agreement, if the Issuer terminates the Merger Agreement in connection with an alternative transaction that constitutes a Superior Proposal (as defined in the Merger Agreement) that is entered into prior to 11:59 p.m., New York City time, on December 13, 2007 or after such time if the alternative transaction is with an Excluded Party (as defined in the Merger Agreement) and such transaction provides for either an all cash offer or a combination of cash and non-cash consideration where holders of shares of Common Stock may elect to receive all cash consideration without any cutback or proration and the recommendation of the Board of Directors of the Issuer in favor of the adoption of such transaction has not been adversely modified or withdrawn, then Mr. Friedman has agreed to vote in favor of the alternative transaction upon the written request of the Board of Directors of the Issuer or the Independent Committee thereof. Each of Glenhill Advisors, Palo Alto Investors, and Reservoir Capital as well as Vardon Capital Management, LLC entered into similar stockholder voting agreements with the Issuer. The foregoing description of the Stockholder Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholder Voting Agreement, which is attached as Exhibit E hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Original Schedule 13D is hereby amended by deleting the text of Item 5 in its entirety and replacing it with the following:

The following information is based on a total of 38,828,806 Shares outstanding as of November 1, 2007, as reported in the Merger Agreement.

(a-b) Mr. Friedman beneficially owns 3,529,917 Shares, or 8.9%, of the outstanding Shares of the Issuer, of which 950,000 Shares represent options to purchase shares of Common Stock exercisable within 60 days of the date hereof. Mr. Friedman has sole power to vote and to direct the vote of the Shares, and sole power to dispose and to direct the disposition of the Securities. Notwithstanding the rollover agreements, stockholder voting agreements and transactions described in Item 4 above, neither this Schedule 13D nor anything contained herein shall be construed as an admission that Mr. Friedman and any or all of the other parties to such agreements and transactions constitute a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) under the Act. Mr. Friedman hereby expressly disclaims beneficial ownership of shares of Common Stock owned by any other parties to the rollover agreements and the stockholder voting agreements.

(c) Mr. Friedman has not effected any transactions in shares of Common Stock during the past 60 days.

(d) Mr. Friedman has the sole right to receive and the sole power to direct the receipt of dividends from, and the proceeds from the sale of, the Securities.

(e) Not Applicable.

CUSIP No. 760981100	13D	Page 7 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response set forth in Item 6 of the Original Schedule 13D is hereby amended by deleting the text of Item 6 in its entirety and replacing it with the following:

Information set forth in Item 4 of this Schedule 13D is hereby incorporated in this Item 6 by reference.

Mr. Friedman holds options to purchase an aggregate of 1,200,000 shares of Common Stock, of which options to purchase 950,000 Shares are exercisable by Mr. Friedman within 60 days of the date hereof. Mr. Friedman was granted 100,000 restricted stock units of the Issuer, which, upon vesting, are convertible into shares of Common Stock. None of the restricted stock units are convertible into shares of Common Stock within 60 days of the date hereof. All such options and restricted stock units were granted by the Issuer to Mr. Friedman in his capacity as an officer and employee of the Issuer.

Mr. Friedman is a party to that certain Amended and Restated Investor Rights Agreement, dated as of March 21, 2001 (the “Investor Rights Agreement”), by and among the Issuer, Mr. Friedman and certain other investors, which provides, among other rights, registration rights with respect to certain Shares held by Mr. Friedman. The Investor Rights Agreement was previously filed as Exhibit 10.18 to the Form 8-K filed by the Issuer with the SEC on April 2, 2001 and is incorporated herein by reference.

Except as disclosed in this Schedule 13D or the Exhibits hereto, there are no contracts, arrangements, understandings or relationships between Mr. Friedman and any third person with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The response set forth in Item 7 of the Original Schedule 13D is hereby amended by deleting the text of Item 7 in its entirety and replacing it with the following:

Exhibit A	Note Secured by Stock (incorporated by reference to exhibit number 10.35 of Form 8-K filed by the Issuer with the SEC on April 2, 2001)

Exhibit B	Stock Pledge Agreement (incorporated by reference to exhibit number 10.32 of Form 8-K filed by the Issuer with the SEC on April 2, 2001)

Exhibit C	Agreement and Plan of Merger, dated as of November 8, 2007, among Home Holdings, LLC, Home Merger Sub, Inc., and Restoration Hardware, Inc. (incorporated by reference to exhibit number 2.1 of Form 8-K filed by the Issuer with the SEC on November 8, 2007)

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Exhibit D	Rollover Agreement, dated November 8, 2007, by and between Home Holdings, LLC and Gary G. Friedman

Exhibit E	Stockholder Voting Agreement, dated as of November 8, 2007, by and between Restoration Hardware, Inc. and Gary G. Friedman

Exhibit F	Amended and Restated Investor Rights Agreement, dated as of March 21, 2001, by and among Restoration Hardware, Inc. and certain investors named therein (incorporated by reference to exhibit number 10.18 of Form 8-K filed by the Issuer with the SEC on April 2, 2001)

CUSIP No. 760981100	13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2007	/s/ Gary G. Friedman
Gary G. Friedman